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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
60852M104
(CUSIP Number)
February 1, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	60852M104	Page	2	of	5

1	NAMES OF REPORTING PERSONS: David S. Barlow

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): Not Applicable
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		2,510,894*

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,510,894*

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,510,894*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

10.2%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
* This Schedule 13G is being filed as a result of the registration, as of February 1, 2007, of 5,000,000 shares of the common stock, par value $0.01 per share (the “Shares”), of Molecular Insight Pharmaceuticals, Inc., a Massachusetts corporation (the “Company”), pursuant to the Securities Act of 1933, as amended, as part of the Company’s initial public offering (“IPO”) of Shares and the related transactions effected on such date. Upon consummation of the transactions related to the IPO on February 1, 2007, David S. Barlow (the “Reporting Person”) (i) owned 2,469,227 Shares and (ii) had the right to acquire 41,667 Shares pursuant to certain Employment Stock Options within sixty days of February 1, 2007. Thus, as of February 1, 2007, for the purposes of Rule 13d-1(c), the Reporting Person is deemed to beneficially own 2,510,894 Shares, or 10.2% of the Shares deemed issued and outstanding as of that date.

CUSIP No.	60852M104	Page	3	of	5

ITEM 1.

(a)	Name of Issuer

Molecular Insight Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices

160 Second Street, Cambridge, Massachusetts 02142

ITEM 2.

(a)	Name of Persons Filing

David S. Barlow

(b)	Address of Principal Business Office or, if none, Residence

Molecular Insight Pharmaceuticals, Inc. 160 Second Street, Cambridge, Massachusetts 02142

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock, $.01 par value

(e)	CUSIP Number

60852M104

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

ITEM 4.	Ownership.

(a)	Amount Beneficially Owned.

2,510,894

(b)	Percent of Class.

10.2%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or direct the vote

CUSIP No.	60852M104	Page	4	of	5

2,510,894

(ii)	shared power to vote or to direct the vote

0

(iii)	sole power to dispose or to direct the disposition of

2,510,894

(iv)	shared power to dispose or to direct the disposition of

0

ITEM 5.	Ownership of Five Percent Or Less of a Class.

Not Applicable.

ITEM 6.	Ownership Of More Than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9.	Notice of Dissolution of Group.

Not Applicable.

ITEM 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP No.	60852M104	Page	5	of	5
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 9, 2007

Date

/s/ Adria E. Warren

Signature

Name: Adria E. Warren, Esq.

Title: Attorney-in-fact for David S. Barlow